[Letterhead of Sutherland Asbill & Brennan LLP]

April 14, 2011

VIA EDGAR

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	NeXt Innovation Corp.
Registration Statement on Form N-2, filed on January 7, 2010
File No. 333-171578

Dear Mr. Minore:

On behalf of NeXt Innovation Corp. (f/k/a Next BDC Capital Corp.) (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 13, 2011 with respect to Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-171578), filed with the Commission on March 30, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s responses.

Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, the Company proposes to make such revisions in the final prospectus, to be filed pursuant to Rule 497 under the Securities Act of 1933, as amended, subsequent to effectiveness of the Registration Statement (the “Final Prospectus”).

1.	Please revise the cover page of the Prospectus to disclose the Company’s net asset value per share.

The Company will revise the cover page of the Final Prospectus in response to the

Dominic Minore, Esq.
April 14, 2011

Staff’s comment.

2.	Please revise the cover page of the Prospectus to insert the word “Underwriters” above the phrase “Joint Bookrunning Managers.”

The Company will revise the above-referenced language in the Final Prospectus in response to the Staff’s comment.

3.
Please revise the “Risk Factors” and “Use of Proceeds” sections of the Prospectus to clarify that certain officers and directors will be reimbursed out of offering proceeds for organizational and offering expenses incurred on the Company’s behalf.

The Company will revise the above-referenced sections of the Final Prospectus in response to the Staff’s comment.

4.	Please revise the table set forth under the “Capitalization” section of the Prospectus to include a line item for deferred offering costs.

The Company will revise the above-referenced section of the Final Prospectus in response to the Staff’s comment.

5.	Please update the Company’s financial statements to include a Statement of Operations, or provide your analysis regarding why such a Statement of Operations should not be included in the Prospectus.

The Company advises the Staff on a supplemental basis that it believes that the Statement of Assets and Liabilities currently included in the Prospectus provides meaningful disclosure to prospective investors regarding the financial condition of the Company as a development stage entity.  Given that the Company has effectively had no operations to date, a Statement of Operations would merely show no income and an incurrence of organizational expenses of approximately $12,008.  The Company therefore does not believe that a separate Statement of Operations would provide any additional meaningful disclosure to investors beyond what the Company has presently disclosed in the Prospectus. The Company acknowledges, however, that the Staff has not necessarily concurred with the Company's analysis as it may be applied to similar circumstances in the future.

6.
Please provide your analysis regarding whether any issues delineated in Big Apple Corp. (pub. avail. April 6, 1983) are implicated in the issuance of shares in connection with the Company’s proposed initial public offering.

The Company advises the Staff on a supplemental basis that 100 shares of its common stock were issued to the Company’s President and Chief Executive Officer, Michael T. Moe, in connection with the organization of the Company at a purchase price of $15.00 per share.  The Company currently contemplates undertaking an initial public offering at a public offering price of $15.00 per share.  As a result of the limited number

Dominic Minore, Esq.
April 14, 2011

of shares issued to Mr. Moe, as well as the purchase price of those shares as compared to the public offering price for the Company’s initial public offering, the Company does not believe that any of the issues set forth in Big Apple are present in connection with the Company’s proposed initial public offering.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Michael T. Moe / NeXt Innovation Corp.
John Mahon / Sutherland Asbill & Brennan LLP

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April 14

SUBJECT TO COMPLETION, DATED ~~MARCH 30~~, 2011

PRELIMINARY PROSPECTUS

NEXT INNOVATION™

3,500,000 Shares

NeXt Innovation Corp.

Common Stock

We are a newly formed, externally managed non-diversified closed-end management investment company that intends to elect to be treated as a business development company under the Investment Company Act of 1940, or the "1940 Act," prior to the pricing of this offering. Our investment objective is to maximize our portfolio's total return, principally by seeking capital gains on our equity investments. We intend to invest principally in the equity securities of venture capital-backed, rapidly growing emerging non-public companies. We may also invest on an opportunistic basis in select publicly-traded equity securities of rapidly growing companies that otherwise meet our investment criteria. In addition, while we intend to invest primarily in U.S. companies, we may invest on an opportunistic basis in certain non-U.S. companies that otherwise meet out investment criteria, although in no event will the aggregate value of our non-U.S. investments exceed 30% of the aggregate value of our total investment portfolio. We intend to acquire our investments primarily through private secondary market transactions and, to a lesser extent, through transactions executed on public securities exchanges and direct investments in our portfolio companies. Our investment activities will be managed by NeXt Asset Management, LLC. NeXt Innovation Service Company, LLC will provide the administrative services necessary for us to operate.

We will seek to deploy capital primarily in the form of equity and equity-related investments, including common stock, warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company's common equity, and convertible debt securities with a high equity component. We will seek primarily minority equity investments in our portfolio companies.

This is our initial public offering and our shares have no history of public trading.

We currently expect that the initial offering price per share of our common stock will be $15.00. We have applied to have our common stock approved for listing on the NASDAQ Capital Market under the symbol "NEXT." In addition, our investment adviser, NeXt Asset Management, LLC, and our administrator, NeXt Innovation Service Company, LLC, have no prior experience managing and administering a business development company, respectively.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. Upon the completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the "SEC." This information will be available free of charge by contacting us by mail at 2965 Woodside Road, Woodside, CA 94062, by telephone at (650) 206-2965 or on our website at *http://www.nextinnovationcorp.com*. The SEC also maintains a website at *http://www.sec.gov* that contains such information. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

An investment in our common stock is subject to risks and involves a heightened risk of total loss of investment. Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it may increase the risk of loss for purchasers in this offering. Assuming an initial public offering price of $15.00 per share, purchasers in this offering will experience immediate dilution in net asset value of approximately $1.21 per share. See "Dilution" for more information. In addition, the companies in which we invest are subject to special risks. See "Risk Factors" beginning on page 13 to read about factors you should consider, including the risk of leverage, before investing in our common stock.

Insert Rider COVa

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total(1)
Public Offering Price	$	$
Sales Load (Underwriting Discounts and Commissions)	$	$
Proceeds to NeXt Innovation Corp. (before expenses)(2)	$	$

(1) We have granted the underwriters a 30-day option, which we refer to as the overallotment option, to purchase up to an additional 525,000 shares of our common stock at the public offering price, less underwriting discounts and commissions (sales load). If the overallotment option is exercised in full, the total public offering price will be $ and the total underwriting discounts and commissions (sales load) will be $. See "Underwriting."

(2) We estimate that we will incur approximately $550,000 in offering expenses, or $ 0.16 per share, in connection with this offering, ~~after which we expect to have approximately $ in net proceeds, or approximately $0.16 per share~~. Stockholders will indirectly bear such expenses as investors in NeXt Innovation Corp. The underwriting discounts and commissions (sales load) and the offering expenses will result in immediate dilution to investors in this offering. See "Dilution."

The underwriters expect to deliver the shares on or about , 2011.

leave blanks

Ladenburg Thalmann & Co. Inc. **Lazard Capital Markets**

~~*Joint Bookrunning Managers*~~

Maxim Group LLC

Merriman Capital

National Securities Corporation

Northland Capital Markets

Rodman & Renshaw, LLC

Aegis Capital Corp. **Anderson & Strudwick** **Newbridge Securities Corp.**

The date of this prospectus is , 2011.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Rider COVa

As of February 28, 2011, our net asset value was approximately -$105 per share.

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FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "us" or "NeXt Innovation," or that "we" will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in NeXt Innovation Corp.

Stockholder transaction expenses:	
Sales load (as a percentage of offering price)	7.00%(1)
Offering expenses borne by common stockholders (as a percentage of offering price)	1.05%(2)
Dividend reinvestment plan expenses	None(3)
Total stockholder transaction expenses (as a percentage of offering price)	8.05%
Annual expenses (as a percentage of net assets attributable to common stock):	
Base management fee	2.00%(4)
Incentive fees payable under our investment advisory agreement (20%)	0.00%(5)
Interest payments on borrowed funds	0.00%(6)
Other expenses (estimated)	3.11%(7)
Total annual expenses	5.11%

Example

our organization and

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. See Note 6 below for additional information regarding certain assumptions regarding our level of leverage subsequent to this offering.

organizational and

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$142	$252	$360	$619

Insert Rider 11a

Copy to Pages 16, 28, 32 + 58

(1) The underwriting discounts and commissions with respect to shares sold in this offering, which is a one-time fee, is the only sales load paid in connection with this offering.

(2) Amount reflects estimated offering expenses of approximately $550,000. Certain of our officers and directors will initially pay any expenses we may incur in connection with this offering, subject to reimbursement from us of the actual offering expenses they have incurred on our behalf upon completion of this offering.

(3) The expenses of the dividend reinvestment plan are included in "other expenses."

(4) Reflects our base management fee as a percentage of our net assets. Our base management fee under the Investment Advisory Agreement is based on our gross assets, which is defined as all the assets of NeXt Innovation, including those acquired using borrowings for investment purposes. See "Investment Advisory Agreement." As a result, although we will not use leverage during the first 12 months following completion of this offering, to the extent we elect to utilize leverage in the future, our base management fee as a percentage of our net assets would increase.

(5) Based on our current business plan, we do not expect to invest fully the net proceeds from this offering for up to six to twelve months and we expect that we will not have any capital gains during our first year of operations after completion of this offering. As a result, we do not anticipate paying any incentive fees in the first year after completion of this offering. Once fully invested, we expect the incentive fees we pay to increase to the extent we realize capital gains upon the sale of equity investments in our portfolio companies. We expect that it will take more than three months to invest all of the proceeds of this offering, in part because investments in private companies often require substantial prior research and due diligence. The incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing on

11

Rider 11a

We anticipate using a portion of the net proceeds of this offering to reimburse such officers and directors for approximately $125,000 of estimated offering expenses and approximately $12,000 of organizational expenses they have incurred on our behalf.

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There are significant potential risks relating to investing in securities traded on private secondary markets.

We intend to invest in our portfolio companies primarily through secondary market transactions. Unlike portfolio companies in which we may make direct investments, we will likely have little or no direct access to financial or other information from the portfolio companies in which we invest through such private secondary market transactions. As a result, we will be dependent upon the relationships and contacts of our investment adviser's senior investment professionals, its Advisory Board members and our board of directors to obtain the information necessary for our investment adviser to perform its research and due diligence process, and to monitor our investments after they are made. In addition, while our investment adviser will have access to the proprietary research and analytical capabilities of neXtup, we cannot assure you that our investment adviser will be able to acquire adequate information on which to make its investment decision with respect to any private secondary market purchases, or that the information it is able to obtain will be accurate or complete. Any failure to obtain full and complete information regarding the portfolio companies in which we invest through private secondary market transactions could cause us to lose part or all of our investment in such companies, which would have a material and adverse effect on our net asset value and results of operations.

In addition, while we believe private secondary markets provide greater opportunities for liquidity than direct investments in portfolio companies, we cannot assure you that the portfolio companies in which we invest through private secondary market transactions will have or maintain active trading markets, and the prices of those securities may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may cause an inability for us to realize full value on our investment. In addition, wide swings in market prices, which are typical of irregularly traded securities, could cause significant and unexpected declines in the value of our portfolio investments. In addition, prices in private secondary markets that remain illiquid may not accurately reflect the true value of a portfolio company, and may in certain cases overstate a portfolio company's actual value, which may cause us to realize future capital losses on our investment in that portfolio company. If any of the foregoing were to occur, it would likely have a material and adverse effect on our net asset value and results of operations.

There are significant potential risks associated with investing in venture capital and private equity-backed non-public companies with complex capital structures.

We intend to invest primarily in venture capital-backed, rapidly growing emerging non-public companies, either through private secondary market transactions or through direct investments in such companies. Such private companies frequently have much more complex capital structures than traditional publicly-traded companies, and may have multiple classes of equity securities with differing rights, including with respect to voting and distributions. In certain cases, such private companies may also have preferred stock or senior debt outstanding, which may heighten the risk of investing in the underlying equity of such private companies. Although we believe that our investment adviser's senior investment professionals, its Advisory Board members and our board of directors have extensive experience evaluating and investing in private companies with such complex capital structures, we cannot assure you that we will be able to adequately evaluate the relative risks and benefits of investing in a particular class of a portfolio company's equity securities. Any failure on our part to properly evaluate the relative rights and value of a class of securities in which we invest could cause us to lose part or all of our investment, which in turn could have a material and adverse effect on our net asset value and results of operations.

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There are significant potential conflicts of interest, which could impact our investment returns and limit the flexibility of our investment policies.

We have entered into an Investment Advisory Agreement with NeXt Asset Management. NeXt Asset Management is controlled by Michael T. Moe, our president, chief executive officer and chairman of our board of directors, Stephen D. Bard, our chief financial officer, chief compliance officer, treasurer and corporate secretary, and Luben Pampoulov, our vice-president. Messrs. Moe, Bard and Pampoulov, as principals of NeXt Asset Management, collectively manage the business and internal affairs of NeXt Asset Management. In addition, NeXt Innovation Service Company provides us with office facilities and administrative services pursuant to an Administration Agreement. Mr. Moe is the managing member of and controls NeXt Innovation Service Company. While there is no limit on the total amount of expenses we may be required to reimburse to

In addition, we

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USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of 3,500,000 shares of our common stock in this offering will be approximately $48.3 million, or approximately $55.6 million if the underwriters fully exercise their over-allotment option, in each case assuming an initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and estimated organization and offering expenses of approximately $550,000 payable out of the proceeds of this offering.

After satisfying the above-referenced obligations, we plan to invest the remaining net proceeds of this offering in portfolio companies in accordance with our investment objective and strategies described in this prospectus. We will also use a portion of the net proceeds to pay operating expenses, and other expenses such as due diligence expenses relating to potential new investments. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within six to twelve months, depending on the availability of investment opportunities that are consistent with our investment objectives and market conditions, except for such amounts as may be retained for purposes of funding our ongoing operations subsequent to the completion of this offering. We cannot assure you we will achieve our targeted investment pace. Pending such investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment. The management fee payable by us will not be reduced while our assets are invested in such securities. See "Regulation as a Business Development Company—Temporary Investments" for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

DISTRIBUTIONS

The timing and amount of our dividends, if any, will be determined by our board of directors. Any dividends to our stockholders will be declared out of assets legally available for distribution. We intend to focus on making capital gains-based investments. As such, we do not anticipate that we will pay dividends on a quarterly basis or become a predictable issuer of dividends, and we expect that our dividends, if any, will be much less consistent than other business development companies that primarily make debt investments. However, to the extent there are earnings or realized capital gains to be distributed, we intend to declare and pay a dividend at least annually.

We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code, beginning with our 2011 taxable year. To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of (1) 98% of our ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and net capital gains for preceding years that were not distributed during such years. In addition, although we currently intend to distribute realized net capital gains (*i.e.*, net long-term capital gains in excess of short-term capital losses), if any, at least annually, we may in the future decide to retain such capital gains for investment. If this happens, you will be treated as if you received an actual distribution of the capital gains we retain and reinvested the net after-tax proceeds in us. You also may be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. See "Material U.S. Federal Income Tax Considerations." We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, to the extent that we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

Our current intention is to make any distributions in additional shares of our common stock under our dividend reinvestment plan, out of assets legally available therefor, unless you elect to receive your dividends and/or long-term capital gains distributions in cash. Under the dividend reinvestment plan, if a U.S. stockholder owns shares of common stock registered in its own name, the U.S. stockholder will have all cash distributions automatically reinvested in additional shares of common stock unless the U.S. stockholder opts out of our dividend reinvestment plan by delivering a written notice to our dividend paying agent prior to the

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record date of the next dividend or distribution. See "Dividend Reinvestment Plan." Any distributions reinvested under the plan will nevertheless remain taxable to the U.S. stockholder. As a result, if you do not elect to opt out of the dividend reinvestment plan, you will be required to pay applicable federal, state and local taxes on any reinvested dividends even though you will not receive a corresponding cash distribution. In addition, reinvested dividends have the effect of increasing our gross assets, which may correspondingly increase the management fee payable to our investment adviser. If you hold shares in the name of a broker or financial intermediary, you should contact the broker or financial intermediary regarding your election to receive distributions in cash.

Deferred offering costs

CAPITALIZATION

The following table sets forth:

- our actual cash and capitalization as of February 28, 2011; and
- our cash and capitalization as adjusted to reflect the sale of our common stock in this offering at an assumed public offering price of $15.00 per share, after deducting the estimated underwriting discounts and commissions and estimated organizational and offering expenses payable out of the proceeds of this offering.

$ 168,546

—

	As of February 28, 2011	
	Actual	As Adjusted
Assets:		
Cash	$ 1,500	$48,276,500
Total assets	$170,046	$48,276,500
Stockholders' equity:		
Common stock, par value $0.01 per share, 100,000,000 shares authorized, 100 shares outstanding, actual, 3,500,100 shares outstanding, as adjusted	$ 1	$ 35,001
Additional paid-in capital	1,499	48,241,499
Accumulated net investment loss	(12,008)	(12,008)
Total stockholders' equity	$(10,508)	48,264,492

DILUTION

The potential dilution to investors in this offering is represented by the amount by which the offering price per share exceeds our net asset value per share after the completion of this offering. Net asset value per share is determined by dividing our net asset value, which is our total assets less total liabilities, by the number of outstanding shares.

As of February 28, 2011 our net asset deficit was approximately $(10,508), or approximately $(105) per share. After giving effect to the sale of 3,500,000 shares of our common stock in this offering at a public offering price of $15.00 per share, and after deducting the underwriting discounts and commissions of approximately $3,675,000 and estimated offering expenses of approximately $550,000 payable by us, our adjusted net asset value is expected to be approximately $48,264,492 or $13.79 per share, representing an immediate dilution of approximately $1.21 per share to investors in this offering.

The following table illustrates the dilution on a per share basis, taking into account the assumptions set forth above:

Offering price per share	$ 15.00
February 28, 2011 net asset deficit per share before this offering	$(105.08)
Increase per share attributable to investors in this offering	$ 120.08
As adjusted net asset value per share immediately after this offering	$ 13.79
Dilution per share attributable to investors in this offering	$ 1.21

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Contractual Obligations

We have entered into two contracts under which we have material future commitments, the Investment Advisory Agreement, pursuant to which NeXt Asset Management has agreed to serve as our investment adviser, and the Administration Agreement, pursuant to which NeXt Innovation Service Company has agreed to furnish us with the facilities and administrative services necessary to conduct our day-to-day operations. Payments under the Investment Advisory Agreement in future periods will be equal to (1) a percentage of the value of our gross assets and (2) an incentive fee based on NeXt Innovation's performance. Payments under the Administration Agreement will be based upon our allocable portion of overhead and other expenses incurred by NeXt Innovation Service Company in performing its obligations under the Administration Agreement, including rent and the compensation of our chief financial officer and chief compliance officer and any administrative support personnel. See "Investment Advisory Agreement" and "Administration Agreement." For a discussion of the estimated amount of our obligations under these contracts based on a number of assumptions, see "Fees and Expenses." Each of these contracts may be terminated by either party without penalty upon not more than 60 days' written notice to the other.

In addition, we

Certain Relationships and Transactions

We have entered into an Investment Advisory Agreement with NeXt Asset Management. NeXt Asset Management is controlled by Michael T. Moe, our president, chief executive officer and chairman of our board of directors, Stephen D. Bard, our chief financial officer, chief compliance officer, treasurer and corporate secretary, and Luben Pampoulov, our vice-president. Messrs. Moe, Bard and Pampoulov, as principals of NeXt Asset Management, collectively manage the business and internal affairs of NeXt Asset Management. Mr. Klein or entities he controls may receive fees from NeXt Asset Management in connection with this offering and, from time to time, subsequent thereto for non-investment advisory services he may provide. In addition, NeXt Innovation Service Company provides us with office facilities and administrative services pursuant to an Administration Agreement. Mr. Moe is the managing member of and controls NeXt Innovation Service Company. While there is no limit on the total amount of expenses we may be required to reimburse to NeXt Innovation Service Company, our administrator will only charge us for the actual expenses it incurs on our behalf, or our allocable portion thereof, without any profit to NeXt Innovation Service Company.

In addition, our executive officers and directors, and the principals of our investment adviser, NeXt Asset Management, serve or may serve as officers and directors of entities that operate in a line of business similar to our own. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, NeXt Asset Management currently manages NeXt X Fund, a global long/short absolute return fund.

While the investment focus of each of these entities tends to be different from our investment objective, it is possible that new investment opportunities that meet our investment objective may come to the attention of one of these entities in connection with another investment advisory client or program, and, if so, such opportunity might not be offered, or otherwise made available, to us. However, our executive officers, directors and investment adviser intend to treat us in a fair and equitable manner consistent with their applicable duties under law so that we will not be disadvantaged in relation to any other particular client. In addition, NeXt Asset Management does not anticipate that it will ordinarily identify investment opportunities that are appropriate for both NeXt Innovation and the other funds that are currently or in the future may be managed by NeXt Asset Management. However, to the extent it does identify such opportunities, NeXt Asset Management will allocate such opportunities between NeXt Innovation and such other funds pursuant to an established procedure that is designed to ensure that such allocation is fair and equitable. Our board of directors will monitor on a quarterly basis any such allocation of investment opportunities between NeXt Innovation and any such other funds.

In the ordinary course of business, we may enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that we do not engage in any prohibited transactions with any persons affiliated with us, we have implemented certain written policies and procedures whereby our executive officers screen each of our transactions for any possible affiliations between the proposed portfolio investment, us, companies controlled by us and our executive officers and directors. We will not enter into any agreements unless and until we are satisfied that doing so will not raise concerns under the 1940 Act or, if such

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In addition, we

RELATED PARTY TRANSACTIONS AND CERTAIN RELATIONSHIPS

We have entered into an Investment Advisory Agreement with NeXt Asset Management. NeXt Asset Management is controlled by Michael T. Moe, our president, chief executive officer and chairman of our board of directors, Stephen D. Bard, our chief financial officer, chief compliance officer, treasurer and corporate secretary, and Luben Pampoulov, our vice-president. Messrs. Moe, Bard and Pampoulov, as principals of NeXt Asset Management, collectively manage the business and internal affairs of NeXt Asset Management. Mr. Klein or entities he controls may receive fees from NeXt Asset Management in connection with this offering and, from time to time, subsequent thereto for non-investment advisory services he may provide. In addition, NeXt Innovation Service Company provides us with office facilities and administrative services pursuant to an Administration Agreement. Mr. Moe is the managing member of and controls NeXt Innovation Service Company. While there is no limit on the total amount of expenses we may be required to reimburse to NeXt Innovation Service Company, our administrator will only charge us for the actual expenses it incurs on our behalf, or our allocable portion thereof, without any profit to NeXt Innovation Service Company.

In addition, our executive officers and directors, and the principals of our investment adviser, NeXt Asset Management, serve or may serve as officers and directors of entities that operate in a line of business similar to our own. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, NeXt Asset Management currently manages NeXt X Fund, a global long/short absolute return fund.

While the investment focus of each of these entities tends to be different from our investment objective, it is possible that new investment opportunities that meet our investment objective may come to the attention of one of these entities in connection with another investment advisory client or program, and, if so, such opportunity might not be offered, or otherwise made available, to us. However, our executive officers, directors and investment adviser intend to treat us in a fair and equitable manner consistent with their applicable duties under law so that we will not be disadvantaged in relation to any other particular client. In addition, NeXt Asset Management does not anticipate that it will ordinarily identify investment opportunities that are appropriate for both NeXt Innovation and the other funds that are currently or in the future may be managed by NeXt Asset Management. However, to the extent it does identify such opportunities, NeXt Asset Management will allocate such opportunities between NeXt Innovation and such other funds pursuant to an established procedure that is designed to ensure that such allocation is fair and equitable. Our board of directors will monitor on a quarterly basis any such allocation of investment opportunities between NeXt Innovation and any such other funds.

In the ordinary course of business, we may enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that we do not engage in any prohibited transactions with any persons affiliated with us, we have implemented certain written policies and procedures whereby our executive officers screen each of our transactions for any possible affiliations between the proposed portfolio investment, us, companies controlled by us and our executive officers and directors. We will not enter into any agreements unless and until we are satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, we have taken appropriate actions to seek board review and approval or exemptive relief for such transaction. Our board of directors will review these procedures on an annual basis.

We have also adopted a Code of Ethics which applies to, among others, our senior officers, including our chief executive officer and chief financial officer, as well as all of our officers, directors and employees. Our officers and directors also remain subject to the fiduciary obligations imposed by both the 1940 Act and applicable state corporate law. Our Code of Ethics requires that all employees and directors avoid any conflict, or the appearance of a conflict, between an individual's personal interests and our interests. Pursuant to our Code of Ethics, each employee and director must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to our chief compliance officer. Our Audit Committee is charged with approving any waivers under our Code of Ethics. As required by the NASDAQ corporate governance listing standards, the Audit Committee of our board of directors is also required to review and approve any transactions with related parties (as such term is defined in Item 404 of Regulation S-K).

Finally, we will pay NeXt Innovation Service Company our allocable portion of overhead and other expenses incurred by NeXt Innovation Service Company in performing its obligations under the Administration

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